Exhibit 99.1

J.P. Morgan Healthcare Conference January 9, 2023

Disclaimer This presentation contains “forward-looking statements”, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “expect,” “upcoming,” “future,” “estimate,” “will,” “would,” “potential,” “next,” “continue,” “encouraging,” “initial,” “aim,” “feasible,” “promising,” “targeting,” “believe,” “planned,” “on track,” “explore,” “towards,” “adapt,” “to deliver,” “further” as well as similar expressions. Forward-looking statements contained in this presentation include, but are not limited to, statements regarding our strategic and capital allocation priorities, statements regarding the collaboration with Lonza, statements regarding preliminary, interim and topline data form the ATALANTA-1 study and any other analyses related to CD19 CAR-T and our plans and strategy with respect to the ATALANTA-1 study and CD19 CAR-T, statements regarding the timing and likelihood of business development projects and external innovation, statements regarding our regulatory and R&D outlook, statements regarding the amount and timing of potential future milestones, opt-in and/or royalty payments, our R&D strategy, including progress on our oncology and immunology portfolio or our SIKi platform, and any potential changes in such strategy, statements regarding our pipeline and complementary technology platforms driving future growth, statements regarding the strategic re-evaluation, including the oncology vision 2028 roadmap and the vision 2028 portfolio objectives, statements regarding the expected timing, design and readouts of ongoing and planned clinical trials (i) with filgotinib in RA, UC, CD and AxSpA, (ii) with GLPG3667 in SLE and DM, (iii) with compounds from our SIKi portfolio, (iv) with CD19 CAR-T ‘5101 in rSLE, (v) with CD19 CAR-T ‘5101 in rrNHL, (vi) with CD19 CAR-T ‘5201 in rrCLL, (vii) with the next-generation CAR-Ts and bispecific antibodies, including recruitment for trials and topline results for trials and studies in CAR-T, (viii) with expected topline results from the DIVERSITY Phase 3 study in CD, (ix) with expected topline results from the MANGROVE Phase 2 study in ADPKD, and (x) with expected topline results from the ATALANTA-1 study in rrNHL, statements related to the EMA’s safety review of JAK inhibitors used to treat certain inflammatory disorders, including filgotinib, initiated at the request of the European Commission (EC) under article 20 of Regulation (EC) No 726/2004, statements relating to interactions with regulatory authorities, the timing or likelihood of additional regulatory authorities’ approval of marketing authorization for filgotinib for RA, UC or any other indication for filgotinib in Europe, Great Britain, Japan, and the U.S., such additional regulatory authorities requiring additional studies, the timing or likelihood of pricing and reimbursement interactions for filgotinib, statements relating to the build-up of our commercial organization, commercial sales for filgotinib and rollout in Europe, statements related to the expected reimbursement for Jyseleca, and statements regarding our strategy, portfolio goals, business plans, focus, and plans for a sustainable future. We caution the reader that forward-looking statements are based on our management’s current expectations and beliefs and are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause our actual results, financial condition and liquidity, performance or achievements, or the industry in which we operate, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Such risks include, but are not limited to, the risk that ongoing and future clinical trials may not be completed in the currently envisaged timelines or at all, the inherent risks and uncertainties associated with competitive developments, clinical trial, recruitment of patients for trials and product development activities and regulatory approval requirements (including, but not limited to, the risk that data from our ongoing and planned clinical research programs in RA, rrNHL, rrCLL, CD, UC, (r)SLE, AxSpA, MM, DM, or any other indication or disease, may not support registration or further development of our product candidates due to safety, or efficacy concerns, or other reasons), the inherent risks and uncertainties associated with target discovery and validation and drug discovery and development activities, the risk that the preliminary and topline data from the ATALANTA-1 study may not be reflective of the final data, risks related to our reliance on collaborations with third parties (including Gilead and Lonza), risks related to the implementation of the transition of the European commercialization responsibility of filgotinib from Gilead to us, the risk that estimates regarding our filgotinib development program and the commercial potential of our product candidates and our expectations regarding the costs and revenues associated with the transfer of European commercialization rights to filgotinib may be incorrect, the risk that we will not be able to continue to execute on our currently contemplated business plan and/or will revise our business plan, including the risk that our plans with respect to CAR-T may not be achieved on the currently anticipated timeline or at all, the risk that our projections and expectations regarding the commercial potential of our product candidates or expectations regarding the costs and revenues associated with the commercialization rights may be inaccurate, the risk that we will encounter challenges retaining or attracting talent, risks related to disruption in our operations or supply chain due to the conflict between Russia and Ukraine, the risks related to continued regulatory review of filgotinib following approval by relevant regulatory authorities and the EMA’s safety review of JAK inhibitors used to treat certain inflammatory disorders, including the risk that the EMA and/or other regulatory authorities determine that additional non-clinical or clinical studies are required with respect to filgotinib, the risk that the EMA may require that the market authorization for filgotinib in the EU be amended, the risk that the EMA may impose JAK class-based warnings, the risk that the EMA’s safety review may negatively impact acceptance of filgotinib by patients, the medical community and healthcare payors, and the risks related to the impact of the COVID-19 pandemic. A further list and description of these risks, uncertainties and other risks can be found in our filings and reports with the Securities and Exchange Commission (SEC), including in our most recent annual report on Form 20-F filed with the SEC and our subsequent filings and reports filed with the SEC. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if the result of our operations, financial condition and liquidity, or the industry in which we operate, are consistent with such forward-looking statements, they may not be predictive of results, performance or achievements in future periods. These forward-looking statements speak only as of the date of this presentation. We expressly disclaim any obligation to update any such forward-looking statements herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation. Except for filgotinib’s approval as Jyseleca® for the treatment of RA and UC by the European Commission, Great Britain’s Medicines and Healthcare Products Regulatory Agency, and the Japanese Ministry of Health, Labour and Welfare, our drug candidates are investigational; their efficacy and safety have not been fully evaluated by any regulatory authority. Under no circumstances may any copy of this presentation, if obtained, by retained, copied or transmitted. 2

Towards a financially sustainable biopharma Forw ard, Faster Potentia other Oncology Immunology Novel MoA Vision 1999 2023 2028 Additional 5 pivotal 1 cell therapy indications late-stage drug in multiple Jyseleca molecules indications Internal projections based on Galapagos management estimates 3

Towards a financially sustainable biopharma Rebuild and accelerate >€4Bn cash & R&D to bring more disciplined cash use to transformational deliver innovation output medicines to patients that contributes to within 5 years value creation Based on Galapagos management estimates 4

Leverage our strong fundamentals Deep scientific EU commercial expertise infrastructure 20+ years R&D experience Jyseleca RA & UC Strong teams Partner Financial strength & independence Leverage R&D capabilities Disciplined spending Access to US & global markets Smart BD 5

Portfolio focus on immunology & oncology

Class	Asset	Phase 1	Phase 2	Phase 3	Approval
JAK1	filgotinib		AxSpA	CD	RA & UC
TYK2	'3667	SLE	DM		
SIKi	PCC				
CD19 CAR-T	'5101	rSLE			
CD19 CAR-T	'5101	NHL			
CD19 CAR-T	'5201	CLL			
BCMA		MM			
Next-gen CAR-T					

Immunology
Oncology

Aim to start Ph1b with CD19 CAR-T in SLE

Note: filgotinib is approved for RA and UC in EU, Great Britain and Japan; '2737 Phase 2 program in polycystic kidney disease ongoing with topline results expected in the first half of 2023. If successful, we aim to outlicense the program.

AxSpA, axial spondyloarthritis; CD, Crohn's disease; RA, rheumatoid arthritis; UC, ulcerative colitis; rSLE, refractory systemic lupus erythematosus; DM, dermatomyositis; NHL, non-Hodgkin lymphoma; CLL, chronic lymphocytic leukemia; MM, multiple myeloma

6

Galápagos

Jyseleca European net sales guidance 2022 of €80-€90M 28 • Approved for RA & UCïƒ¼ 24 ïƒ~ 2022 YTD €60.5M (~85% RA, ~15% UC) ) € 20ïƒ~ strong UC launch (M    16 • Treating 15,000 patients sales 12 • MANTA/-RAy label positive CHMP opinionïƒ¼ Net 8 • CHMP Art20 outcomeïƒ¼ 4 0 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 Ph3 CD topline 1H23; Aim to start Ph3 for AxSpA in 2023 *Guidance on European net sales based on Galapagos management projections. Original guidance for FY22 was €65-75M; updated at H1 update to €75-85M and updated at Q3 to €80-90M 7

Adding CD19 CAR-T to our immunology portfolio CD19 TYK2i Filgotinib SIKi CAR-T portfolio program (JAK1i) SLE CD19 CAR-T added to growing pipeline with multiple MoAs, from preclinical to Phase 4 MoA, mode-of-action 8

Targeting refractory SLE with CD19 CAR-T

Potential to reset immune system of SLE patients

- **Severe rSLE**
  - SLE patients with (multiple) organ threatening disease
  - high unmet medical need
  - 2-3% of total SLE population worldwide*
- **Breakthrough academic results** reported in 5/5 rSLE patients treated with CD19 CAR-T**
  - elimination of pathogenic B-cells
  - durable, drug-free remission, repopulation of healthy B-cells
  - encouraging safety profile
- **Potential in broad range of autoimmune diseases**

Aim to start a Ph1b with '5101 in severe rSLE in 2023

*Total SLE population: 1.4 million diagnosed worldwide (Evaluate Epi / ImmuPharma) . Kim et el "Evaluating duration of response to treatment in systemic lupus erythematosus clinical trials." Lupus Sci Med 2018

**Mackensen et al "Anti-CD19 CAR T cell therapy for refractory systemic lupus erythematosus." Nature Medicine 2022

9

Galápagos

‘3667 shows promise as selective TYK2i Mediator of Type I IFN & Demonstrated clinical Potential in several IL-12/23 signaling activity in Pso Ph1b; well- autoimmune indications tolerated Start Ph2s with ‘3667 in dermatomyositis and SLE in 2023 Pso: psoriasis 10

Our oncology Vision 2028 roadmap Towards 3 next-generation cell therapies in 3 years 2025 – 2028+ Longer term 2023-25 Leverage capabilities to rapidly address unmet needs in oncology Medium term 2022-23 Build a pipeline of Best-in-Class cell therapies Short term Global scalable CAR-T Validate the decentralized platform CAR-T delivery model with proven therapies BCMA, B-cell maturation antigen; ADC, antibody drug conjugate 11

Addressing an unmet medical need with point-of care CAR-T therapy • Manufacturing constraints & logistics hamper efficient treatment by physician Access • Centralized production results in high drop-out rates & mortality • High relapse rate Durability • Immunogenicity prevents redosing Toxicity • High occurence of toxicity leads to intensive care hospitalization Decentralized model has potential to address patients’ need for global access to CAR-T CAR-T: Chimeric Antigen Receptor T-cell Source: ClarivateTM Research, 2022 12

Cocoon®: fully-closed sterile system for CAR-T © Lonza, reproduced with permission 13

Increase patient access with point-of-care delivery Freeze Shipment Centralized vs Decentralized production production GMP Facility Freeze Shipment FRESH 7-DAY VEIN TO VEIN Offer potential for rapid, automated and scalable CAR-T treatment 14

ATALANTA CD19 CAR-T Ph1/2a in r/rNHL

Evaluating feasibility, safety and efficacy of point-of-care CD19 CAR-T



Ph1 - dose escalation (n=15)
DL1 '5101 (low)
DL2 '5101 (medium)
DL3 '5101 (high)
Ph2 - dose expansion (n=30/cohort)
'5101 pivotal dose
Screening
Leukapheresis
'5101 CD19 CAR-T Single infusion
Follow-up visits
D-6 – D-4: Patient conditioning
D-x
D-7
Manufacturing & QC release
D0
D28, every 3M
'5101 CD19 CAR-T Single infusion
Follow-up visits
D0
D28, every 3M

DL, dose level; r/rNHL, refractory/relapsed non-Hodgkin lymphoma. Start of dose expansion in 2023 pending regulatory approval

15

Galápagos

Encouraging first patient data with ‘5101 (A) All patients (B) By dose group ORR ORR ORR DL1 DL2 86% 67% 100% 1,000,000 DNA 100,000 10,000 copies/µg 1,000 6/7 4/4 100 2/3 Vector 10 Baseline 1 0 10 20 30 40 50 60 All patients DL1 DL2 Time after CAR-T infusion (days) n=7 n=3 n=4 Best response = CR Encouraging initial safety and efficacy data supported by high peak in vivo CAR-T expansion at low and medium dose level. Ph1 topline data expected 1H23 ORR, objective response rate; CR, complete response; DL1, dose level 1; DL2, dose level 2 Limit of quantification (LOQ) is 1000 vector copies. Presented at ASH 2022: December 12, 2022 © ASH 16

No CRS and ICANS Grade ≥3 at DL1 and DL2 All doses DL1 (50x106 cells) DL2 (110x106 cells) N=8 N=4 N=4 Patients with any grade CRS, n (%) 4 (50) 0 4 (100) Grade 1/2 4 0 4 Grade ≥3 0 0 0 Median time to onset, median duration (days) 7, 3 0 7, 3 Neurotoxicity (ICANS), n (%) 3 (38) 0 3 (75) Grade 1 3 0 3 Grade ≥3 0 0 0 Median time to onset, median duration (days) 8, 2 0 8, 2 Toxicity management, n (%) Tocilizumab 3 (38) 0 3 (75) Dexamethasone 1 (13) 0 1 (25) Initial data ‘5101 show encouraging safety profile in r/rNHL DL, dose level; CRS, cytokine release syndrome; ICANS, Immune effector cell-associated neurotoxicity syndrome Presented at ASH 2022: December 12, 2022 © ASH 17

Outlook 2023

Topline results

- Filgotinib DIVERSITY Ph3 CD
- CD19 CAR-T Ph1b NHL
- CD19 CAR-T Ph1b CLL
- '2737 MANGROVE Ph2 ADPKD

Regulatory progress

- CD19 & BCMA CAR-T IND submission

Trial initiations

- Filgotinib Ph3 AxSpA
- CD19 CAR-T Ph1b rSLE
- CD19 CAR-T NHL/CLL expansion cohorts
- BCMA CAR-T Ph1b MM
- '3667 (TYK2i) Ph2 DM & SLE

Aim to execute on additional business development deals

ADPKD, Autosomal dominant polycystic kidney disease; BCMA, B cell maturation antigen

18

Galápagos

Vision 2028 portfolio objectives Accelerate Solid Differentiated products early-stage pipeline late-stage pipeline across TAs • Invest in oncology and focused • 3 cell therapies • Additional indications for Jyseleca activities in our key TAs • 2 small molecules • 1 cell therapy drug in multiple • Assets across modalities indications (SME, cell therapy, biologics) 10 lead-op 5 pivotal stage Commercialization 5 preclinical molecules SME, small molecular entity; TA, therapeutic area 19

Questions